UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Amendment No. 2


                             Infodata Systems Inc.
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)

                                  456 650 209
                                (CUSIP Number)

                               Joyce A. Johnson
                              Assistant Treasurer
                          Administration Building 263
                            University of Rochester
                              601 Elmwood Avenue
                          Rochester, New York   14604
                                (716) 275-8610



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                     (Continued on the following page(s))
                               Page 1 of 3 Pages

CUSIP No.  456 650 209                                     Page 2 of 3 Pages

___________________________________________________________________________
(1)         NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            University of Rochester
            16-0743209
___________________________________________________________________________
(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                      (a)   / /
                                                      (b)   / /
___________________________________________________________________________
(3)         SEC USE ONLY

___________________________________________________________________________
(4)         SOURCE OF FUNDS

            OO (Endowment Funds)
___________________________________________________________________________
(5)         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                      / /

___________________________________________________________________________
(6)         CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
___________________________________________________________________________
                                (7)       SOLE VOTING POWER

                                          None
________________________________________________
NUMBER OF SHARES                (8)       SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
________________________________________________
WITH                            (9)       SOLE DISPOSITIVE POWER

                                          None
________________________________________________
                                (10)      SHARED DISPOSITIVE POWER

___________________________________________________________________________
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        None
___________________________________________________________________________
(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                               / /

___________________________________________________________________________
(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
___________________________________________________________________________
(14)    TYPE OF REPORTING PERSON (See Instructions)

        EP
___________________________________________________________________________

Cusip No. 456 650 209                                     Page 3 of 3 Pages

Item 1.  Security and Issuer.

        This Amendment No. 1 to Schedule 13D relates to shares of the Common Stock, par value $.03 per share ("Common Stock") of Infodata Systems Inc. (the "Issuer"). The Issuer's principal executive office is located at 12150 Monument Drive, Suite 400, Fairfax, Virginia 22033.

Item 2.  Identity and Background.

        This Amendment is submitted by University of Rochester, an education corporation formed under the laws of the State of New York. University of Rochester's principal office address is Rochester, New York 14627.

 Item 3.  Source and Amount of Funds or Other Consideration

        On November 22, 1985, University of Rochester purchased 100,000 shares of the Cumulative Convertible Preferred Stock, par value $1.00 per share ("Preferred Stock") of the Issuer for $1,000,000 with funds from the endowment of the University. On June 25, 1996, University of Rochester agreed to convert its 100,000 shares of Preferred Stock into 129,630 shares of Common Stock, par value $.03 ("Common Stock") and to receive 20,416 shares of Common Stock in consideration of accrued and unpaid dividends, in each case in accordance with the provisions of the Preferred Stock and the Certificate of Incorporation, as amended, of the Issuer. On July 30, 1996, the Issuer declared a two-for-one stock split in the form of a 100% share distribution for shareholders of record on August 12, 1996, which increased the University of Rochester's holdings to 300,092 shares of Common Stock. The University of Rochester has sold all of its holdings of the Common Stock

Item 4. Purpose of the Transaction

        The Preferred Stock was purchased on November 22, 1985 in the ordinary course of the University's investment activities. On August 1, 1989, University of Rochester filed a Schedule 13D evidencing its intent to seek an extraordinary transaction or change in the board or management of the Issuer in the best interests of shareholders. A change in management occurred in 1989. The conversion of the Preferred Stock into Common Stock by University of Rochester was consummated in connection with the sale of the Common Stock by University of Rochester which was made from time to time pursuant to a shelf registration statement on Form S-3 which was filed with the Securities and Exchange Commission by the Issuer.

Item 5.  Interest in Securities of the Issuer

        University of Rochester no longer has beneficial interest in any shares fo the Common Stock or Preferred Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        None.

Item 7.  Material to Be Filed as Exhibits

        None.

Signature

        After reasonable inquiry and to the best of the undersigned's knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

August 29, 1997                           UNIVERSITY OF ROCHESTER


                                          By: /s/ Joyce A. Johnson
                                             Joyce A. Johnson,
                                             Assistant Treasurer